UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2012

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation 1800 - 200 Burrard St. Vancouver, British Columbia Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 www.methanex.com

For immediate release

September 21, 2012

METHANEX ANNOUNCES NEW PRESIDENT & CEO EFFECTIVE JANUARY 1, 2013

The Chairman of the Board of Methanex Corporation, Tom Hamilton, announced today that the Board of Directors has appointed John Floren, currently Senior Vice President, Global Marketing & Logistics, to President and Chief Executive Officer, effective January 1, 2013.

Bruce Aitken is retiring from the Company, but will remain a member of the Board of Directors.

“It has been a true honour leading Methanex for the past 8 years. I will miss the employees and day-to-day running of the Company which has been an important part of my life for so long. John Floren has great leadership abilities and management expertise and I believe he will be an exceptional CEO,” says Mr. Aitken.

Bruce Aitken, who spent 21 years with Methanex, was appointed President and CEO of Methanex in 2004. During his 8 years as President & CEO, his commitment to operational excellence, low cost production and global market leadership helped the Company to strengthen its leadership position as the world’s largest producer and marketer of methanol.

John Floren has been with Methanex since 2000. He has been in his current role as the global head of marketing and logistics for the past 7 years. Prior to that, he held several senior management positions with Methanex. Mr. Floren has worked in the chemical industry for over 27 years.

John Floren commented, “I am honoured to be selected to succeed Bruce as the President & CEO of this organization. With so many excellent opportunities for growth, I believe it is critical to move quickly to capitalize on those opportunities as we remain focused on strengthening our leadership position in the methanol industry. I look forward to enhancing a culture of high performance while staying focused to our values of integrity, trust, respect and professionalism.”

Tom Hamilton, Chairman of the Board commented, “Bruce has had a long and distinguished career at Methanex with many accomplishments and he has positioned the company very well for the future. After Bruce advised the Board of his intention to retire, we were pleased that he agreed to stay on the Board and continue to offer his significant expertise.”

Mr. Hamilton added, “The Board is very pleased to have a successor as strong as John Floren, who brings a breadth of experience and leadership abilities, and extensive knowledge of the global methanol industry. Methanex has a robust talent management and succession planning process which is overseen by the Board. His appointment to the role of President & CEO is the result of an orderly long-term succession plan and is reflective of Methanex’s commitment to developing its people.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

- end -

FOR FURTHER INFORMATION PLEASE CONTRACT:

Methanex Corporation – Investor Inquiries

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

or

Methanex Corporation – Media Inquiries

Marc Dupont

Director, Government and Public Affairs

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 24, 2012	By:	/s/ RANDY MILNER
Name: Randy Milner
Title: Senior Vice President, General Counsel & Corporate Secretary